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January 29, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	1st stREIT Office Inc. Amendment No. 2 to Offering Statement on Form 1-A Filed on December 22, 2023 File No. 024-12334

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of 1st stREIT Office Inc. (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 19, 2024 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A filed with the Commission on December 22, 2023 (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company.

The Company is filing an amendment to the Offering Statement (the “Amendment”) concurrently with the filing of this letter to include the response noted below.

For your convenience, the Staff’s comment has been reproduced in bold italics herein with the response immediately following the comment. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement, as amended.

Amendment No. 2 to Offering Statement on Form 1-A filed December 22, 2023

How to Subscribe, page 152

1.	We note your disclosure that you will attempt to accept or reject subscriptions within 60 days of receipt. Please advise us how this feature of your offering complies with the prohibition in Rule 251(d)(3) against delayed offerings.

The Company respectfully submits that Rule 251(d)(3)(i)(F) relates to a subset of delayed offerings – specifically continuous offerings. The Company’s offering – as previously reviewed, commented upon and acknowledged by the Staff – is a continuous offering that meets all of the requirements for a continuous offering, which are as follows:

(F)       Securities the offering of which will be commenced within two calendar days after the qualification date, will be made on a continuous basis, may continue for a period in excess of 30 calendar days from the date of initial qualification, and will be offered in an amount that, at the time the offering statement is qualified, is reasonably expected to be offered and sold within two years from the initial qualification date.

The Company respectfully advises the Staff that the period after an investor submits a subscription agreement is utilized by the Company and the Manager in order to review the investor’s subscription agreement, conduct required know your customer and anti-money laundering processes, to coordinate with the transfer agent and for other administrative items with respect to an investor’s subscription. We respectfully submit that allowing time for such administrative and operational activities does not result in a delayed offering prohibited by Rule 251(d)(3)(i)(F) of Regulation A.

Notwithstanding the foregoing, the Company has recently updated its investor onboarding process in connection with utilizing a new transfer agent. The Company has determined that the new process will take a maximum of 30 days to complete, and the Amendment updates the Offering Statement to reflect that the Company will accept or reject subscriptions within 30 days of receipt.

* * * * *

If you have any questions or would like further information concerning the Company’s response to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Jeffrey Karsh at (310) 421-1033.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

cc:	Via E-mail
Jeffrey Karsh, Chief Executive Officer
1st stREIT Office Inc.

David Roberts, Esq. Patrick Wilson, Esq.
Goodwin Procter LLP